
invensys

BTRsec/RLS Admin/Letters/2003/0027

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


03050044

24 March 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed the following notifications released to the London Stock Exchange concerning

(a) 3 notifications of Interests of Directors and Connected Persons
(b) Notification of Major Interests in Shares

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing


SEC MAIL PROCESSING
RECEIVED
APR 01 2003
WASH. D.C. 155 SECTION

SEC No 82 - 2142



"emailalert@hemscott.co.uk" <emailalert

19/03/2003 18:06

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:9723I
Invensys PLC
19 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Lord Marshall

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial
interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lord Marshall (23,621 shares) and Sinjul Nominees Limited (50,000 shares)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares under the Company's Dividend Reinvestment Plan.

7) Number of shares/amount of
stock acquired

4,897

8) Percentage of issued class

0.00014%

9) Number of shares/amount
of stock disposed


SEC MAIL PROCESSING
RECEIVED
APR 01 2003
WASH. D.C.
155
SECTION

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary shares of 25p each

12) Price per share

14.8955p

13) Date of transaction

18 March 2003

14) Date company informed

18 March 2003

15) Total holding following this notification

78,518 (25,195 registered in directors' name, 53,323 registered under Sinjul
Nominees Limited)

16) Total percentage holding of issued class following this notification

0.00224%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing & Communications
020
78213538

25) Name of Company official responsible for making notification:

Emma Sullivan, Assistant Secretary

Date of this notification:

19 March 2003

This information is provided by RNS
The company news service from the London Stock Exchange
END



"emailalert@hemscott.co.uk" <emailalert
19/03/2003 18:16

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:9726I
Invensys PLC
19 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Invensys plc

2. Name of director
Sir Philip Beck

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18 or in respect of a non-beneficial interest
Director

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them (if notified)
Nortrust Nominees Limited

5. Please state whether notification relates to a person(s) connected with the
director named in 2 above and identify the connected person(s)
Relates to shares held by both Sir Philip Beck and his spouse, Lady Beck

6. Please state the nature of the transaction. For PEP transactions please
indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition of shares under the Company's Dividend Reinvestment Plan

7. Number of shares / amount of stock acquired
3,499

8. Percentage of issued class
0.0001%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
Ordinary shares 25p

12. Price per share
14.8955p

13. Date of transaction
18 March 2003

14. Date company informed

18 March 2003

15. Total holding following this notification
56,152

16. Total percentage holding of issued class following this notification
0.0016%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this
notification

23. Any additional information

24. Name of contact and telephone number for queries
Victoria Scarth, Senior Vice President, Group Marketing & Communications
020 78213538

25. Name and signature of authorised company official responsible for making
this notification
Emma Sullivan, Assistant Secretary

Date of Notification
19 March 2003

END

RDSSFSFAUSDSESD



"emailalert@hemscott.co.uk" <emailalert
20/03/2003 18:29

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:0282J
Invensys PLC
20 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Invensys plc

2. Name of director
Mr Rolf Borjesson

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them (if notified)
Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the
director named in 2 above and identify the connected person(s)
No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition of shares under the Company's Dividend Reinvestment Plan

7. Number of shares / amount of stock acquired
1,101

8. Percentage of issued class
0.000031%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
Ordinary shares of 25p each

12. Price per share
14.8955p

13. Date of transaction
20 March 2003

14. Date company informed
20 March 2003

15. Total holding following this notification
117,672

16. Total percentage holding of issued class following this notification
0.003362%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this
notification

23. Any additional information

24. Name of contact and telephone number for queries
Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

25. Name and signature of authorised company official responsible for making
this notification
Emma Sullivan, Assistant Secretary

Date of Notification
20 March 2003

END

RDSSEIFASSDSEFD



"emailalert@hemscott.co.uk" <emailalert

21/03/2003 14:08

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:0590J
Invensys PLC
21 March 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Aviva plc

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it
is a holding of that person's spouse or children under the age of 18

The notification has been made by Aviva plc on behalf of itself
and its subsidiary Morley Fund Management Limited.

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them

BNY Norwich Union Nominees Ltd	47,320,114
BT Globenet Nominees Ltd	38,780
Chase GA Group Nominees Ltd	76,735,482
Chase Nominees Ltd	7,510,358
CUIM Nominee Ltd	37,418,512
RBSTB Nominees Ltd	4,360,482

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

20 March 2003

11) Date company informed

21 March 2003

12) Total holding following this notification

173,383,728

13) Total percentage holding of issued class following this notification

4.95%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Jaime Tham, Senior Company Secretarial Assistant

Date of notification: 21 March 2003